Mail Stop 6010

May 25, 2007

<u>VIA U.S. MAIL and FACSIMILE</u>

Eric K. Brandt
Chief Financial Officer
Broadcom Corporation
16215 Alton Parkway
Irvine, CA  92618-3616

      **RE:**   **Broadcom Corporation**
             **Form 10-K for the fiscal year ended December 31, 2006**
             **Filed February 20, 2007**
             **File No. 000-23993**

Dear Mr. Brandt:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                  Sincerely,


                  Martin F. James
                  Senior Assistant Chief Accountant